Konstantin Zuyev Work History

Swap Your Time
CTO and Founder
June 2016 – present

We created a patent-pending app that can destroy the system or at least make a huge dent in it. Swap Your Time app allows people to exchange their time with other people absolutely free using non-monetary currency called Time (T).

Philip Morris International
Head of Innovation Process Development
August 2018 – present

With over 14 years of R&D experience, I will be leveraging what I have learned to establish a Robust Innovation Process for Philip Morris International to help the company transform from a conventional combustible cigarettes manufacturer and marketer to a company focused on development and introduction of Risk Reduced Products, including IQOS and Mesh brands that will replace traditional cigarettes. PMI is already underway to becoming (in my opinion) a leading consumer electronics company in the tobacco industry delivering Risk Reduced Products to customers all over the Globe.

Siegwerk
Head of Technology, Europe Middle East Africa
November 2016 – August 1018

Responsible for leading a team of researchers and managing a portfolio of products for Graphic Arts industry. Focus on developing technology for food packaging and pharmaceutical packaging meeting strict EU and global regulatory standards.